Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178333 and
Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 4

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 4 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012 and Prospectus Supplement No. 3 dated February 24, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in (i) our Form 12b-25 dated March 27, 2012, and (ii) our Current Report on Form 8-K dated March 28, 2012, each of which is attached hereto.

On March 1, 2012, the Company was delisted from the New York Stock Exchange. The Company’s common stock is currently quoted on the OTCQB Marketplace under the symbol “HRZL.”

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 28, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-32627

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 25, 2011

☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HORIZON LINES, INC.

(Full name of registrant)

(Former name if applicable)

4064 Colony Road, Suite 200

(Address of principal executive office (street and number))

Charlotte, North Carolina 28211

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Horizon Lines, Inc. (the “Company”) has determined that the Company is unable to file its Annual Report on Form 10-K for the period ended December 25, 2011 on March 26, 2012, without unreasonable effort or expense, because management needs additional time to finalize and analyze the Company’s financial statements.

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on October 5, 2011, the Company completed a comprehensive $652.8 million refinancing. The refinancing included: (a) the exchange of $327.8 million in aggregate principal amount of the Company’s 4.25% Convertible Senior Notes due 2012 for 1.0 million shares of the Company’s common stock, warrants to purchase 1.0 million shares of the Company’s common stock, $178.8 million in aggregate principal amount of 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99.3 million in aggregate principal amount of 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes” and together with the Series A Notes the “Convertible Notes”), (b) the issuance of $225.0 million aggregate principal amount of First-Lien Notes (the “First-Lien Notes”), (c) the issuance of $100.0 million of Second-Lien Notes (the “Second-Lien Notes”), and (d) the repayment of $193.8 million in existing borrowings under the Company’s prior senior credit facility. The Company also entered into a new $100.0 million asset-based revolving credit facility. The Company additionally completed a mandatory debt to equity conversion of $49.7 million of the Convertible Notes in January 2012.

During the third quarter of 2011, the Company began a review of strategic alternatives for its Five Star Express (“FSX”) service. On October 24, 2011, the Company announced a decision to terminate the FSX service. The Company ceased all operations related to its FSX service during the fourth quarter of 2011. The entire business component comprising the FSX service has been discontinued and there will not be any significant future commercial cash flows related to these operations. As a result, the Company is required to classify the FSX service as discontinued operations beginning in its fiscal fourth quarter 2011 and to revise all prior periods to conform to this presentation.

As a result of these events, additional time is required to complete the preparation, review and analysis of the Company’s financial statements, including the accounting and tax treatment and disclosure of the extremely complex refinancing, as well as the discontinued operations and the multi-year reclassification of prior year results. The Company expects to file the Form 10-K as soon as practicable and within the time period permitted by Rule 12b-25.

As previously noted, on October 24, 2011, the Company announced that it was discontinuing the FSX service through an orderly transition plan that was implemented beginning on October 31, 2011. Following termination of the FSX service, the Company discontinued the use of five non-Jones Act qualified container vessels (collectively, the “Vessels”) that are subject to “hell or high water” charters under which the Company’s obligations are absolute and unconditional. The aggregate annual charter hire for the vessels is approximately $32.0 million. For the last several months, the Company has been exploring sub-charter opportunities for the Vessels, and at the same time engaging in discussions regarding a restructuring of the charters for the Vessels in an effort to mitigate ongoing charter expense, lay-up costs, insurance expense and maintenance costs.

On March 26, 2012, the Company and approximately 92% of the holders of the First Lien Notes, approximately 98% of holders of the Second Lien Notes, and approximately 100% of the holders of the Convertible Notes, reached an agreement in principle to restructure the Company’s balance sheet. More specifically, the Company and the noteholders have entered into one or more restructuring support agreements (collectively, the “Support Agreement”) that provide, among other things, that all of the remaining $228.4 million of the Company’s 6.00% Series A and B Convertible Notes would be converted into 90% of the Company’s stock or warrants for non-U.S. citizens (subject to dilution for limited equity retention to existing equity holders on terms to be agreed and dilution for a management incentive plan). The parties’ obligations under the Support Agreement are subject to the satisfaction of a number of conditions, including the Company’s restructuring of its charter obligations with respect to the Vessels. The remaining 10% of the Company’s common stock would be available in connection with the restructuring of the charter obligations relating to the Vessels.

If certain of the transactions contemplated in the Support Agreement, together with a restructuring of the obligations with respect to the Vessels, are not consummated before the filing of the 2011 Annual Report on Form 10-K to which this report relates, management believes and anticipates that the independent auditor’s report on the Company’s financial statements will express substantial doubt about the Company’s ability to continue as a going concern. The Company expects, and the restructuring support agreement expressly contemplates, that all necessary aspects of such transactions will be consummated prior to the filing of such 2011 Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Avara	+1 (704)	973-7027
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary 2011 Fourth-Quarter Earnings Results

On a continuing operations basis, the Company expects to report a GAAP operating loss of $6.4 million and adjusted operating income of $5.5 million on revenue of $264.3 million for the fiscal fourth-quarter, ended December 25, 2011. This compares with a GAAP operating loss of $32.6 million and adjusted operating income of $4.3 million on revenue of $256.1 million a year earlier. Adjusted operating income for the 2011 fourth quarter excludes charges of $14.0 million for antitrust-related legal settlements and expenses, employee severance and equipment impairment charges, partially offset by a $2.1 million gain resulting from a reduction of the goodwill impairment charge recorded in the 2011 third quarter. In the 2010 fourth quarter, adjusting operating income excluded $36.9 million in charges for antitrust-related legal settlements and expenses, restructuring costs related to a non-union workforce reduction, an equipment impairment charge, and costs for union employee severance.

On a continuing operations basis, fourth-quarter container volume totaled 60,279 revenue loads, down 5.8% from 63,977 revenue loads for the fourth quarter of 2010, which contained an extra week. Excluding the additional week in 2010, container volume for the 2011 fourth quarter increased 0.2% from 60,133 loads a year ago on a comparable basis. Container rates, net of fuel surcharges, totaled $3,136 in the 2011 fourth quarter, compared with $3,124 for the same period a year ago. Fuel costs averaged $665 per metric ton in the 2011 fourth quarter, a 42.4% increase from $467 a year ago.

Horizon Lines uses adjusted operating income and other non-GAAP measures. The Company believes that, in addition to GAAP-based financial information, the non-GAAP amounts are meaningful disclosures because each are components of measures used by the Company’s Board of Directors and management team to: evaluate our operating performance; make day-to day operating decisions; facilitate internal comparisons to competitors’ results and the marine container shipping industry in general; and to provide useful information for the understanding of ongoing operations, taking into account the impact of specific individual items. Non-GAAP measures are also components of certain targets used by the Company’s Board of Directors and management team to evaluate progress related to the payment of certain discretionary bonuses, as well as to determine compliance with a springing financial covenant under the Company’s asset-based revolving credit facility, which is tested only when availability under this facility falls below a minimum threshold.

Horizon Lines, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 27, 2012	By	/s/ Michael T. Avara
Michael T. Avara
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 26, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Horizon Lines, Inc. (the “Company”) announced that it and certain of its wholly owned subsidiaries have entered into Restructuring Support Agreements, dated March 26, 2012 (the “Restructuring Agreements”) with certain holders of more than 96% of its 11.00% first lien secured notes due 2016 (the “First Lien Secured Notes”), 13-15% second lien secured notes due 2016 (the “Second Lien Secured Notes”) and 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Convertible Secured Notes”, together with the First Lien Secured Notes and the Second Lien Secured Notes, the “Notes”) to further deleverage the Company’s balance sheet in connection with and contingent upon a restructuring of the vessel charter obligations related to the Company’s discontinued trans-Pacific service.

The Restructuring Agreements provide, among other things, that substantially all of the remaining Convertible Senior Secured Notes will be converted into 90% of the Company’s stock, or warrants for non-U.S. citizens (subject to limited equity retention by existing equity holders on terms to be agreed, and to dilution for a management incentive plan). The remaining 10% of the Company’s common stock would be available in connection with the restructuring of Horizon’s vessel obligations. To that end, the conversion of the Convertible Secured Notes is contingent upon a number of conditions, including the Company’s restructuring of its charter obligations with respect to the vessels. The holders of the Notes that executed the Restructuring Agreements have agreed not to transfer their Notes before the occurrence of a termination event which would terminate the Restructuring Agreements unless the transferee agrees to the terms of the Restructuring Agreements. Termination events include, but are no limited to, (i) a breach by the Company of its obligations under the Restructuring Agreements; (ii) the occurrence of an event of default in the indenture governing the Notes or in the charters identified in the Restructuring Agreements; (iii) the occurrence of any material changes or waivers in certain of the Company’s financing documents which are not reasonably satisfactory to a majority of the holders of Notes that executed the Restructuring Agreements; and (iv) the failure to restructure the charter obligations by April 5, 2012. The Restructuring Agreements terminate automatically on April 30, 2012.

A copy of the form of Restructuring Agreements is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the information in the form of Restructuring Agreements is incorporated into this Item 1.01 by this reference. A copy of the press release is attached as Exhibit 99.1 hereto, and the first eight paragraphs of the press release are herein incorporated by reference.

Item 2.02.	Results of Operations and Financial Condition.

On March 27, 2012, the Company issued a press release announcing its preliminary earnings results for the fourth fiscal quarter ended December 25, 2011. A copy of the press release is filed as Exhibit 99.1 hereto, and the section entitled “Preliminary Fourth-Quarter Earnings Results” is incorporated herein by reference.

The information under Items 2.02 and 7.01 in this Current Report, and the section entitled “Preliminary Fourth-Quarter Earnings Results” in Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall this information be deemed incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 7.01.	Regulation FD Disclosure.

The disclosure under Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.

SAFE HARBOR STATEMENT

The information contained in this Current Report on Form 8-K (including the exhibits hereto) should be read in conjunction with our filings made with the Securities and Exchange Commission. This Current Report on Form 8-K (including the exhibits hereto) contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “intend,” “expect,” “would,” “could,” “must,” “may,” and similar expressions or phrases identify forward-looking statements.

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: our ability to conclude agreements with our noteholders, and the counterparties to the vessel charters and their lenders, resulting in a restructuring of our debt and the vessel charters; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; failure to comply with the terms of our probation imposed by the court in connection with our pleas relating to antitrust and environmental matters; volatility in fuel prices; decreases in shipping volumes; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations related to (i) the imposition of fuel surcharges in connection with government contracts, (ii) regulations covering products transported on our vessels, including the FDA and USDA, or (iii) any other government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other governmental requirements; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; our ability to integrate new and retain existing management; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Current Report on Form 8-K might not occur. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our Form 10-Q filed with the SEC on November 4, 2011, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

NON-GAAP FINANCIAL MEASURES

Item 2.02 and 7.01, and Exhibit 99.1 hereto, contain adjusted operating income as a financial measure. This is a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

The Company believes that, in addition to GAAP-based financial information, the non-GAAP amounts are meaningful disclosures because each are components of measures used by the Company’s Board of Directors and management team to: evaluate our operating performance; make day-to day operating decisions; facilitate internal comparisons to competitors’ results and the marine container shipping industry in general; and to provide useful information for the understanding of ongoing operations, taking into account the impact of specific individual items. Non-GAAP measures are also components of certain targets used by the Company’s Board of Directors and management team to evaluate progress related to the payment of certain discretionary bonuses, as well as to determine compliance with a springing financial covenant under the Company’s asset-based revolving credit facility, which is tested only when availability under this facility falls below a minimum threshold. Because all companies do not use identical calculations, the presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

10.1	Form of Restructuring Support Agreements, dated March 26, 2012

99.1	Press Release of Horizon Lines, Inc. dated March 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.

Date: March 28, 2012	By:	/s/ Michael T. Avara
Name: Michael T. Avara
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

10.1	Form of Restructuring Support Agreements, dated March 26, 2012

99.1	Press Release of Horizon Lines, Inc. dated March 27, 2012

Exhibit 10.1

EXECUTION VERSION

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (as it may be amended, supplemented or otherwise modified as provided herein, this “RSA”), dated as of March 26, 2012, is by and between Horizon Lines, Inc. (the “Parent”), and all of its subsidiaries (collectively with the Parent, the “Company”) and the holder set forth on the signature page hereto (the “Participating Holder”) of the (i) 11.00% first lien secured notes due 2016 (the “First Lien Secured Notes”) issued under the Indenture, dated as of October 5, 2011 (as amended, supplemented, or modified from time to time, the “First Lien Notes Indenture”), by and between Horizon Lines, LLC, as issuer, and U.S. Bank National Association, as Trustee, in the initial aggregate principal amount of $225,000,000.00, (ii) 13-15% second lien secured notes due 2016 (the “Second Lien Secured Notes”) issued under the Indenture, dated as of October 5, 2011 (as amended, supplemented, or modified from time to time, the “Second Lien Notes Indenture”), by and between Horizon Lines, LLC, as issuer, and U.S. Bank National Association, as Trustee, in the aggregate principal amount of $100,000,000.00, or (iii) 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Convertible Secured Notes”, together with the First Lien Secured Notes and the Second Lien Secured Notes, the “Notes”) issued under the Indenture, dated as of October 5, 2011 (as amended, supplemented, or modified from time to time, the “Convertible Notes Indenture”), by and between the Parent, as issuer, and U.S. Bank National Association, as Trustee, in the aggregate principal amount of $180,000,000.00 in the case of the Series A Convertible Notes and $100,000,000 in the case of the Series B Convertible Notes. The principal amount of Notes held by the Participating Holders (as defined below) is set forth on a confidential schedule maintained by Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”). The Participating Holder, the Company, and each other person that becomes a party hereto in accordance with the terms hereof shall be referred to herein individually as a “Party” and, collectively, as the “Parties.” References herein to a percentage of Participating Holders refer to the principal amount of the Notes held by such Participating Holders relative to the aggregate principal amount of the applicable class of Notes outstanding.

RECITALS

WHEREAS, prior to the date hereof, representatives of the Company and the Participating Holder have discussed (i) consummating a solicitation of consents under the First Lien Notes Indenture, the Second Lien Notes Indenture and the Convertible Notes Indenture (the “Consent Solicitation”), upon the terms and subject to the conditions set forth in the consent solicitation statement for the First Lien Notes Indenture (in substantially the form attached hereto as Exhibit A, the “First Lien Consent”), for the Second Lien Notes Indenture (in substantially the form attached hereto as Exhibit B, the “Second Lien Consent”) and for the Convertible Notes Indenture (in substantially the form attached hereto as Exhibit C, the “Convertible Notes Consent”; together with the First Lien Consent and the Second Lien Consent, in each case as may be amended, supplemented or otherwise modified from time to time, the “Consent Solicitation Statements”) and (ii) certain potential transactions to restructure certain vessel charters (the “Charters”) regarding the D8 Vessels (such restructuring, the “D8 Restructuring”) involving, among other parties, Ship Finance International Limited (together with its subsidiaries, “SFL”);

WHEREAS, subject to the terms and conditions set forth herein, the following sets forth the agreement among the Parties concerning the Consent Solicitation and the D8 Restructuring.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

1.	Definitions. The following terms shall have the following definitions:

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101–1532.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York, New York are authorized by law or other governmental action to close.

“Charters” those certain agreements for five 2,824 TEU container vessels that are individually chartered to Horizon Lines, LLC by five special-purpose subsidiaries of SFL, which vessels are financed by Credit Agreement dated April 7, 2006, providing for a $210,000,000 senior secured term loan.

“Confidentiality Agreement” means the separate confidentiality agreements between each Participating Holder and the Parent.

“Consent Solicitation Documentation” means the Letter of Consent (as defined in the Consent Solicitation Statements) and any other required documents, including the Letter of Instruction (as defined in the Consent Solicitation Statements), to be delivered by the Participating Holder in connection with the Consent Solicitation to the Information and Tabulation Agent (as defined in the Consent Solicitation Statements) or another appropriate party.

“Conversion” means conversion of substantially all of the Convertible Secured Notes into 90% of the Parent’s common stock or warrants for non-U.S. citizens (subject to dilution for a limited amount of equity retention for existing equity holders on terms to be agreed and a management incentive plan), with the remaining 10% of Parent’s common stock to be available to satisfy obligations of the Company, including in connection with the D8 Restructuring.

“Majority RSA Noteholders” means RSA Noteholders holding more than 50% of the aggregate principal amount of Notes outstanding.

“Noteholders” means each entity that is a beneficial holder of the First Lien Secured Notes, the Second Lien Secured Notes and/or the Convertible Secured Notes, as applicable.

“Person” means an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group or any legal entity or association.

“RSA Noteholders” means Noteholders party to a RSA and a similar RSA.

“Securities Act” means Securities Act of 1933, as amended.

“Similar RSA” means a restructuring support agreement with substantially identical terms to this RSA entered into by the Company and a Noteholder.

2. Consent Solicitation. By no later than 5:00 p.m. New York City time, on March 29, 2012, the Participating Holder shall submit to the Information and Tabulation Agent (as defined in the Consent Solicitation Statements), with a copy thereof provided to Paul, Weiss, fully executed Consent Solicitation Documentation for all Notes held by the Participating Holder. So long as a Termination Event has not occurred, the Participating Holder agrees that it will not revoke, withdraw or amend its Consent Solicitation Documentation, except to supplement the Consent Solicitation Documentation to include any Notes acquired after the date hereof. The Company shall not consummate the Consent Solicitation until such time as: (a) the Charters shall have been terminated and all of the Company’s obligations under the guarantee and all other transaction documents entered into in connection with the Charters have been released and (b) Noteholders representing 90% of the aggregate principal amount of Second Lien Notes and Noteholders representing 90% of the aggregate principal amount of Convertible Secured Notes become parties to Similar RSAs and have delivered fully executed Consent Solicitation Documentation to the Information and Tabulation Agent.

3. D8 Restructuring. So long as a Termination Event has not occurred, and subject to definitive documentation and satisfactory completion of due diligence, the Parties hereby agree to the Conversion and the Parties agree to work in good faith to negotiate the terms of the D8 Restructuring and complete definitive documentation to implement the D8 Restructuring on or before April 5, 2012.

4. Transfer of Notes. The Participating Holder agrees that as long as a Termination Event has not occurred or has occurred but has been duly waived in accordance with the terms hereof, it shall not (and shall cause each of its affiliates, subsidiaries, representatives, agents, and employees not to) sell, transfer or assign, or grant, issue or sell any option, right to acquire, voting participation or other interest in (each, a “Transfer”) any Notes, as applicable, unless the following two criteria are met: (i) the transferor Participating Holder notifies Paul, Weiss of the Transfer and the principal amount of Notes to be transferred thereby; and (ii) the transferee party first agrees in writing to be subject to the terms and conditions of this RSA or a Similar RSA as a “Participating Holder,” and executes a counterpart signature page to this RSA or a

Similar RSA. Any Transfer that does not comply with the foregoing shall be deemed void ab initio. This RSA shall in no way be construed to preclude the Participating Holder from acquiring additional Notes, provided that any such additional Notes shall automatically be deemed to be subject to the terms of this RSA. In addition, for so long as this RSA has not been terminated in accordance with its terms, a Participating Holder may offer, sell or otherwise transfer any or all of its Notes to any of its affiliates, who shall be automatically deemed bound by this RSA as a Participating Holder; provided, however, Paul, Weiss shall be provided by such Participating Holder prompt notice of any such offer, sale, or transfer. The confidential schedule of the principal amount of Notes held by the Participating Holders and any transfer notices provided to Paul, Weiss in connection with the foregoing will be made available on a name redacted, confidential basis to counsel for the Company and shall not be disclosed by such counsel to the Company or any third party.

5.	Termination.

This RSA, together with Similar RSAs, may be terminated upon the occurrence of any of the following events together with written notice thereof by the Parties asserting termination to the other Parties (each a “Termination Event” and the date on which this RSA is terminated in accordance herewith, the “Termination Date”):

5.1	by any RSA Noteholder as to itself:

(a)	if the Company shall have breached any of its material obligations under the RSA or Similar RSA as set forth herein or therein;

(b)	if any Event of Default has occurred and is continuing under any of the First Lien Notes Indenture, the Second Lien Notes Indenture or the Convertible Notes Indenture;

(c)	if any event of default has occurred and is continuing under the Charter (or the term loan financing relating thereto);

(d)	if any material amendment, waiver, forbearance or modification to the Company’s existing asset-based credit facility permitting the Consent Solicitation or the D8 Restructuring shall not be in form and substance reasonably satisfactory to Majority RSA Noteholders;

(e)	if the Company fails to consummate the Consent Solicitation by April 5, 2012;

(f)	if by April 5, 2012, the Charters have not been restructured on terms satisfactory to the Participating Noteholder (in its sole discretion), pursuant to a termination agreement or otherwise, and all of the Company’s obligations under the guarantee and all other transaction documents entered into in connection with the Charters have not been released;

(g)	if by April 5, 2012, the Company and the RSA Noteholders have not (i) reached agreement on definitive documentation, in form and substance reasonably satisfactory to the Participating Holder, to implement the D8 Restructuring and (ii) executed an amendment to the RSA and all Similar RSAs to reflect an agreement to support the D8 Restructuring;

(h)	if by April 5, 2012, the Participating Holder is not satisfied, in its sole discretion, with (a) the scope or nature of the Company’s financial and other reporting obligations to the Securities and Exchange Commission that will continue to be in effect following consummation of any D8 Restructuring or (b) any agreement by the Company to cease, as soon as practicable following consummation of any D8 Restructuring, to be a SEC reporting company; or

(i)	if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued an order making illegal or otherwise restricting, preventing, or prohibiting the Consent Solicitation or the D8 Restructuring in a material way that cannot be reasonably remedied by the Parties.

5.2	by the Company:

(a)	if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued an order making illegal or otherwise restricting, preventing, or prohibiting the Consent Solicitation and the D8 Restructuring in a material way that cannot be reasonably remedied by the Parties; or

(b)	if the directors of the Parent determine in good faith that continued performance under this RSA would be inconsistent with the exercise of fiduciary duties under applicable law.

5.3	by the mutual consent of the Company and Majority RSA Noteholders.

5.4	automatically, in the event cases under the Bankruptcy Code are commenced by or against the Company in any jurisdiction, and solely in the event of an involuntary filing against the Company, such involuntary case is not dismissed within fifteen (15) days of filing.

5.5	automatically, on April 30, 2012.

6. Good Faith Cooperation; Further Assurances. As long as a Termination Event has not occurred, the Company hereby covenants and agrees to cooperate in good faith with all information requests reasonably made by advisors to the Participating Holder that are necessary or advisable for the Participating Noteholders to evaluate the Transaction, and further covenants and agrees to deliver such information requested on a timely basis.

7. Effectiveness. This RSA will be effective and binding upon the Company and the undersigned Participating Holder as of the date on which: (i) the Company shall have executed and delivered counterpart signature pages of this RSA and the Similar RSAs described in clause (iii) below to counsel to the Participating Holder, (ii) the Participating Holder shall have executed and delivered counterpart signature pages of this RSA to counsel to the Company, and (iii) the Participating Holders representing the percentage of outstanding Notes agreed to by counsel for the Company and counsel for the Participating Holders shall have executed and delivered (through its respective counsel) counterpart signature pages of this RSA and the Similar RSAs to counsel to the Company.

8. Entire Agreement. This RSA constitutes the entire agreement of the Company and the Participating Holder with respect to the subject matter of this RSA, and supersedes all other prior negotiations, agreements and understandings, whether written or oral, among the Parties with respect to the subject matter of this RSA, other than the Confidentiality Agreement which remains unaltered; provided, however, that, notwithstanding anything to the contrary in the Confidentiality Agreement, the Termination Date (as defined in the Confidentiality Agreement) shall be amended to April 13, 2012.

9. Reservation of Rights. Except as expressly provided in this RSA, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Party to protect and preserve its rights, remedies, and interests, including, without limitation, its claims against other Parties or their respective affiliates, and all rights are reserved if the Consent Solicitation and the D8 Restructuring is not consummated. Nothing herein shall be deemed an admission of any kind. Nothing contained herein effects a modification of the Company’s, the Participating Holder’s or the trustee’s rights under the First Lien Secured Notes, the Second Lien Secured Notes or the Convertible Secureds Notes, the First Lien Notes Indenture, the Second Lien Notes Indenture or the Convertible Notes Indenture or other related documents and agreements.

10. Waiver. This RSA is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties hereto. If the transactions contemplated herein are not consummated, or following the occurrence of the Termination Date, if applicable, nothing shall be construed herein as a waiver by any Party of any or all of such Party’s rights and the Parties expressly reserve any and all of their respective rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this RSA and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

11. Payment of Fees and Expenses. The Company agrees to pay all reasonable, hourly fees and expenses of Paul, Weiss and any other specialty shipping advisors and other specialists engaged by the Noteholders, as reasonably required and engaged upon advance written notice to the Company, in connection with conducting ongoing due diligence and negotiating, documenting and consummating the Consent Solicitation and the D8 Restructuring.

12. Counterparts. This RSA may be executed in one or more counterparts, each of which, when so executed, shall constitute the same instrument and the counterparts may be delivered by facsimile transmission or by electronic mail in portable document format (.pdf).

13. Amendments. Except as otherwise provided herein, this RSA may not be modified, amended or supplemented, or any provisions herein or therein waived without the prior written consent of RSA Noteholders holding at least two-thirds of the aggregate principal amount of Notes outstanding (and may be modified, amended or supplemented with such consent).

14. Headings. The headings of the sections, paragraphs and subsections of this RSA are inserted for convenience only and shall not affect the interpretation hereof.

15. Relationship Among Parties. It is understood and agreed that any Participating Holder may trade in the Notes or other debt or equity securities of the Company without the consent of the Company or any Participating Holder, subject to applicable securities laws and Section 4 hereof. No Party shall have any responsibility for any such trading by any other entity by virtue of this RSA. No prior history, pattern or practice of sharing confidences among or between Parties shall in any way affect or negate this understanding and agreement. For the avoidance of doubt, (i) the execution of this RSA by any Participating Holder shall not create, or be deemed to create, any fiduciary or other duties (actual or implied) to any other Participating Holder other than as expressly set forth in this RSA and (ii) no Exchanging Holder shall be responsible for, or have any obligation with respect to, any duties or obligations of any other Participating Holder under a Similar RSA.

16. Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this RSA by any Party and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy of any such breach, including, without limitation, an order of a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

17. Survival. Notwithstanding (i) any Transfer of the Notes in accordance with Section 4 of this RSA or (ii) the termination of this RSA in accordance with its terms, the agreements and obligations of the Parties in Section 8, 9, 10, 11 15, and 21 and this Section 17 shall survive such Transfer and/or termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof.

18. Governing Law. This RSA shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to such state’s choice of law provisions which would require the application of the law of any other jurisdiction.

19. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by electronic mail transmission with first class mail confirmation to the Parties at the following addresses or email addresses:

If to the Company:

Horizon Lines, LLC

Michael T. Avara

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

with a copy to (which shall not constitute notice):

Edward O. Sassower

Joshua A. Sussberg

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

E-mail: jsussberg@kirkland.com

If to the Participating Holder:

To the addresses and email addresses set forth on the

signature pages hereto.

with a copy to (which shall not constitute notice):

Andrew Rosenberg

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

E-mail: arosenberg@paulweiss.com

20. No Third-Party Beneficiaries. The terms and provisions of this RSA are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person. No Participating Holder shall have any right to enforce the terms of any Similar RSA against any other Participating Holder.

21. Public Disclosure. The Company will submit to the Participating Holder all press releases and public filings relating to this RSA or the transactions contemplated hereby and thereby and any amendments thereof. The Company shall not (a) use the name of the Participating Holder or its manager, advisor, or affiliates in any press release without such Party’s prior written consent or (b) disclose holdings of the Participating Holder to any Person; provided, however, that the Company shall be permitted to disclose at any time the aggregate principal amount of and aggregate percentage of Notes held by the Participating Holders.

EXECUTION VERSION

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized officers to execute and deliver this RSA as of the date first above written.

HORIZON LINES, INC.

By:
Name:
Title:

HORIZON LINES HOLDING CORP.

By:
Name:
Title:

HORIZON LINES, LLC

By:
Name:
Title:

HORIZON LINES OF PUERTO RICO, INC.

By:
Name:
Title:

HAWAII STEVEDORES, INC.

By:
Name:
Title:

Signature Page to Restructuring Support Agreement

HORIZON LOGISTICS, LLC

By:
Name:
Title:

H-L DISTRIBUTION SERVICE, LLC

By:
Name:
Title:

HORIZON LINES OF ALASKA, LLC

By:
Name:
Title:

HORIZON LINES OF GUAM, LLC

By:
Name:
Title:

HORIZON LINES VESSELS, LLC

By:
Name:
Title:

Signature Page to Restructuring Support Agreement

SEA-LOGIX, LLC

By:
Name:
Title:

AERO LOGISTICS, LLC

By:
Name:
Title:

HORIZON SERVICES GROUP, LLC

By:
Name:
Title:

Signature Page to Restructuring Support Agreement

PARTICIPATING HOLDER:

[INSERT NAME OF PARTICIPATING HOLDER]

By:
Name:
Title:

Signature Page to Restructuring Support Agreement

EXHIBIT A

Form of First Lien Consent

EXHIBIT B

Form of Second Lien Consent

EXHIBIT C

Form of Convertible Notes Consent

Exhibit 99.1

PRESS RELEASE

For information contact:

Jim Storey

Director, Investor Relations

& Corporate Communications

704.973.7107

jstorey@horizonlines.com

HORIZON LINES REACHES AGREEMENT IN PRINCIPLE TO REDUCE DEBT

AS PART OF A PLANNED BROADER RESTRUCTURING

Company Announces Preliminary 2011 Fourth-Quarter Financial Results

Expects to File 2011 Form 10-K and Report Fourth-Quarter Financial Results

by April 10, 2012

CHARLOTTE, NC, March 27, 2012 – Horizon Lines, Inc. (OTCQB: HRZL) today announced that it has signed a restructuring support agreement with more than 96% of its noteholders to further deleverage the Company’s balance sheet in connection with and contingent upon a restructuring of the vessel charter obligations related to the Company’s discontinued trans-Pacific service.

“We greatly appreciate the support of our noteholders to help facilitate this potential restructuring to reduce the company’s indebtedness, and also thank our employees for their continued dedication and hard work,” said Stephen H. Fraser, President and Chief Executive Officer. “Over the past year, Horizon Lines has taken a number of actions to restructure our business, reduce debt and improve liquidity. We believe these additional steps will solidly position the Company for sustained investment in our business and improved profitability.

“Among the actions taken in the past year, we completed a comprehensive $652.8 million refinancing of the Company’s entire capital structure in October 2011,” Mr. Fraser said. “We also terminated the unprofitable Five-Star Express (“FSX”) trans-Pacific container shipping service in the fourth quarter of 2011, and exited the third-party Logistics business earlier in 2011, in order to focus on our core domestic services. Additionally, in January of 2012, we completed a mandatory debt-to-equity conversion of $49.7 million of the Company’s 6.00% Series B Mandatorily Convertible Senior Secured Notes.”

Following termination of the FSX service, the Company discontinued the use of five non-Jones Act qualified container vessels that are subject to “hell or high water” charters under which the Company’s obligations are absolute and unconditional. The aggregate annual

Horizon Lines in Restructuring Agreement	Page 2 of 4

charter hire for the vessels is approximately $32.0 million. For the past several months, the Company has been exploring sub-charter opportunities for the vessels, and at the same time engaging in discussions regarding a restructuring of the charters for the vessels in an effort to mitigate ongoing charter expense, lay-up costs, insurance expense and maintenance costs.

The restructuring support agreement provides, among other things, that substantially all of the remaining $228.4 million of the Company’s 6.00% Series A and B Convertible Senior Secured Notes will be converted into 90% of the Company’s stock, or warrants for non-U.S. citizens (subject to limited equity retention to existing equity holders on terms to be agreed, and to dilution for a management incentive plan). The remaining 10% of the Company’s common stock would be available in connection with the restructuring of Horizon’s vessel obligations. To that end, the conversion of the Convertible Secured Notes is contingent upon a number of conditions, including the Company’s restructuring of its charter obligations with respect to the vessels.

The Company expects, and the restructuring support agreement expressly contemplates, that these transactions, or certain legally binding interim steps required to complete these transactions, will be consummated prior to the filing of its 2011 Form 10-K Annual Report.

Horizon Lines also announced today that it will file a Form 12b-25 with the Securities and Exchange Commission, seeking an extension to file its 2011 Form 10-K. The Company and its auditors require additional time to complete the review and analysis of the Company’s financial statements, due to the 2011 fourth-quarter financial restructuring and discontinuance of its FSX trans-Pacific service. Horizon Lines expects to issue its 2011 fourth quarter financial results in conjunction with the filing of its 2011 Form 10-K Annual Report on or before April 10, 2012.

This press release should be read in conjunction with the Form 12b-25 once it is filed and the Current Report on Form 8-K to be filed by the Company, which describes the terms and conditions of the restructuring support agreement in further detail. The reports will be available at www.sec.gov.

Preliminary Fourth-Quarter Earnings Results

On a continuing operations basis, the Company expects to report a GAAP operating loss of $6.4 million and adjusted operating income of $5.5 million on revenue of $264.3 million for the fiscal fourth-quarter, ended December 25, 2011. This compares with a GAAP operating loss of $32.6 million and adjusted operating income of $4.3 million on revenue of $256.1 million a year earlier. Adjusted operating income for the 2011 fourth quarter excludes charges of $14.0 million for antitrust-related legal settlements and expenses, employee severance and equipment impairment charges, partially offset by a $2.1 million gain resulting from a reduction of the goodwill impairment charge recorded in the 2011 third quarter. In the 2010 fourth quarter, adjusting operating income excluded $36.9 million in charges for antitrust-related legal settlements and expenses, restructuring costs related to a non-union workforce reduction, an equipment impairment charge, and costs for union employee severance.

Horizon Lines in Restructuring Agreement	Page 3 of 4

On a continuing operations basis, fourth-quarter container volume totaled 60,279 revenue loads, down 5.8% from 63,977 revenue loads for the fourth quarter of 2010, which contained an extra week. Excluding the additional week in 2010, container volume for the 2011 fourth quarter increased 0.2% from 60,133 loads a year ago on a comparable basis. Container rates, net of fuel surcharges, totaled $3,136 in the 2011 fourth quarter, compared with $3,124 for the same period a year ago. Fuel costs averaged $665 per metric ton in the 2011 fourth quarter, a 42.4% increase from $467 a year ago.

Horizon Lines uses adjusted operating income and other non-GAAP measures. The Company believes that, in addition to GAAP-based financial information, the non-GAAP amounts are meaningful disclosures because each are components of measures used by the Company’s Board of Directors and management team to: evaluate our operating performance; make day-to day operating decisions; facilitate internal comparisons to competitors’ results and the marine container shipping industry in general; and to provide useful information for the understanding of ongoing operations, taking into account the impact of specific individual items. Non-GAAP measures are also components of certain targets used by the Company’s Board of Directors and management team to evaluate progress related to the payment of certain discretionary bonuses, as well as to determine compliance with a springing financial covenant under the Company’s asset-based revolving credit facility, which is tested only when availability under this facility falls below a minimum threshold.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company maintains a fleet of 15 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Forward Looking Statements

The information contained in this press release should be read in conjunction with our filings made with the Securities and Exchange Commission. This press release contains “forward-looking statements” within the meaning of the federal securities laws. Forwardlooking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “intend,” “expect,” “would,” “could,” “must,” “may,” and similar expressions or phrases identify forward-looking statements.

Horizon Lines in Restructuring Agreement	Page 4 of 4

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: our ability to conclude agreements with our noteholders, and the counterparties to the vessel charters and their lenders, resulting in a restructuring of our debt and the vessel charters; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; failure to comply with the terms of our probation imposed by the court in connection with our pleas relating to antitrust and environmental matters; volatility in fuel prices; decreases in shipping volumes; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations related to (i) the imposition of fuel surcharges in connection with government contracts, (ii) regulations covering products transported on our vessels, including the FDA and USDA, or (iii) any other government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other governmental requirements; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; our ability to integrate new and retain existing management; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release might not occur. The forward-looking statements included in the press release are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our Form 10-Q filed with the SEC on November 4, 2011, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

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